UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41927

SU Group Holdings Limited

(Exact name of registrant as specified in its charter)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders – Voting Results

The extraordinary general meeting of shareholders of SU Group Holdings Limited, a Cayman Islands exempted company (the “Company”), was held on July 31, 2025 at 10:00 pm Eastern Time and August 1, 2025 at 10:00 am Hong Kong time.

A brief description and the final vote results for the proposals follow.

(1)	Resolution 1: Share Consolidation

To approve, as an ordinary resolution, a share consolidation, of the Company’s ordinary shares at a ratio of one-for-ten such that every ten ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”).

Resolution	Total Number of Shares Represented by Votes For and Against	For		Against
		Number of Shares	%	Number of Shares	%
To approve the Share Consolidation on the Company’s ordinary shares	9,772,842	9,570,800	97.9	202,042	2.1

As a result, resolution 1 was passed as an ordinary resolution.

(2)	Share Capital Increase

To approve, as an ordinary resolution and immediately following the Share Consolidation, an increase of authorized share capital from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to HK$75,000,000 divided into 750,000,000 Consolidated Shares (the “Share Capital Increase”);

Resolution	Total Number of Shares Represented by Votes For and Against	For		Against
		Number of Shares	%	Number of Shares	%
To approve the increase of the Company’s authorized shares	9,772,885	9,622,040	98.5	150,845	1.5

As a result, resolution 2 was passed as an ordinary resolution.

(3)	Share Capital Alteration

To approve, as a special resolution and immediately following the Share Capital Increase, an alteration to the share capital of the Company, by:

(i) re-designating the authorized share capital of the Company from HK$75,000,000 divided into 750,000,000 Consolidated Shares, to (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case having the respective rights and privileges and being subject to the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorized Share Capital Change”);

(ii) re-designating the issued and outstanding Consolidated Shares held by the shareholders of the Company as follows:

(a) 842,280 Consolidated Shares held by Exceptional Engineering Limited be re-designated as 842,280 Class B Ordinary Shares and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated as 59,400 Class B Ordinary Shares; and

(b) each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)), be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder,

(the “Issued Share Capital Change”, together with the Authorized Share Capital Change, are referred to as the “Re-designation of Share Capital”);

(iii) amending the memorandum and articles of association of the Company in the manner set out in the Exhibit attached hereto (the “M&A Amendments”, together with the Re-designation of Share Capital are referred to as the “Share Capital Alteration”).

Resolution	Total Number of Shares Represented by Votes For and Against	For		Against
		Number of Shares	%	Number of Shares	%
To approve the Share Capital Alteration	9,772,842	9,567,387	97.9	205,455	2.1

As a result, resolution 3 was passed as a special resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED
(Registrant)

Date: August 4, 2025	By	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer

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